SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2016

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. (“Registrant”) on March 22, 2016.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Chief Financial Officer

Date: March 22, 2016

FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS FISCAL 2015 YEAR END FINANCIAL RESULTS

Net Cash from operating activities of NIS 14.3 million (US$ 3.7 million) in fiscal 2015

YAVNE, Israel - March 22, 2016 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its financial results for the fiscal year ended December 31, 2015.

Fiscal 2015 GAAP Highlights

•
Operating income decreased by 70.2% from fiscal 2014 to NIS 7 million (US$ 1.8 million), or 2.2% of sales in fiscal 2015, mainly due to significant costs related to the termination agreement with companies controlled by Messrs. Zwi and Joseph Williger.

•	Sales decreased by 4.9% from fiscal 2014 to NIS 312.5 million (US$ 80 million) in fiscal 2015
•	Gross profit decreased 5.7% from fiscal 2014 to NIS 75.1 million (US$ 19.2 million), or 24% of sales in fiscal 2015
•	Net income decreased 63.7% from fiscal 2014 to NIS 6.8 million (US$ 1.8 million), or 2.2% of sales in fiscal 2015
•	Earning per share of NIS 0.52 (US$ 0.13)
•	Net cash from operating activities decreased by 27% from fiscal 2014 to NIS 14.3 million (US$ 3.7 million) in fiscal 2015
•	Cash and securities balance of NIS 244.7 million (US$ 62.7 million) as of December 31, 2015

Fiscal 2015 Non-GAAP1 Highlights

•	Operating income decreased by 27.8% from fiscal 2014 to NIS 17.1 million (US$ 4.4 million), or 5.5% of sales in fiscal 2015
•	Net income decreased by 10.5% from fiscal 2014 to NIS 16.9 million (US$ 4.3 million), or 5.4% of sales in fiscal 2015
•	Earning per share of NIS 1.1 (US$ 0.28) in fiscal 2015

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned Gold Frost, a designer, developer and distributor of branded kosher innovative dairy food products.

GAAP - Fiscal 2015 Summary

Sales for fiscal 2015 decreased by 4.9% to NIS 312.5 million (US$ 80 million) from NIS 328.7 million (US$ 84.2 million) in fiscal 2014. Sales decreased in fiscal 2015 primarily due to a decrease of sales to Mega Retail Ltd., one of Israel’s largest supermarket chains as described below. Other factors include overall market decline in food product consumption by the Israeli consumer, the change in the Company's strategic focus on a lower volume of sales of higher gross margin products versus a greater volume of sales of lower gross margin products which caused a decrease in the volume of sales while maintaining the same level of profit as in fiscal 2014, and due to a change in selling expenses (as a result of government regulations regarding the treatment of selling expenses which became effective in January 2015) which reduced the Company's sales.

The 2015 non-GAAP amounts exclude expenses items set forth in the section titled “Use of Non-GAAP Measures” below.

Gross profit for fiscal 2015 decreased by 5.7% to NIS 75.1 million (US$ 19.2 million) compared to NIS 79.6 million (US$ 20.4 million) recorded in fiscal 2014. Gross margins for fiscal 2015 were 24% compared to gross margins of 24.2% for fiscal 2014. The decrease in gross margins in fiscal 2015 in terms of percentage of sales was immaterial primarily due to a decrease in high gross margin sales, and due changes in the accounting treatment of selling expenses (as a result of government regulations regarding such accounting treatment which became effective in January 2015), allocating them to gross margin. The gross profit percentage in fiscal 2015 was almost equal to that of fiscal 2014 despite the new accounting regulations mentioned above, primarily as a result of a favorable mix of product revenue during the second half of 2015 as sales of higher gross margin products increased faster than sales of lower gross margin products.
Willi-Food’s operating income for fiscal 2015 decreased by 70% to NIS 7 million (US$ 1.7 million) compared to NIS 23.6 million (US$ 6 million) recorded in fiscal 2014 for the reason described below.

Selling expenses decreased by 6% from fiscal 2014, primarily due to a decrease in promotion expenses mainly resulting from the shifting of certain related expenses to gross margin as mentioned above, and due to a decrease in vehicle and transport expenses as a result of adjusting expenses in light of lower sales. Selling expenses as a percentage of sales were 11.9%, approximately the same percentage as in fiscal 2014.

General and administrative expenses increased by 71.2% from fiscal 2014.

The most significant expense which affected operating income and in particular general and administrative expenses was the cost related to the termination agreement with companies controlled by Messrs. Zwi and Joseph Williger, the Company's former Chairman and President as described below. The total cost related to the termination agreement was NIS 13 million (US$ 3.3 million) reflecting approximately 4.2% of sales. In addition, operating income and in particular general and administrative expenses was further impacted by a NIS 3.4 million (US$ 0.9 million) write-off recorded with respect to the Company’s estimated exposure to the debts of Mega Retail Ltd. and Eden Briut Teva Market Ltd.

Willi-Food’s income before taxes for fiscal 2015 decreased by 65.3% to NIS 9 million (US$ 2.3 million) compared to NIS 26 million (US$ 6.7 million) recorded in fiscal 2014.

Willi-Food's net income for fiscal 2014 decreased by 63.7% to NIS 6.8 million (US$ 1.8 million), or NIS 0.52 (US$ 0.13) per share, from NIS 18.9 million (US$ 4.8 million), or NIS 1.45 (US$ 0.37) per share, recorded in fiscal 2014.

Willi-Food ended fiscal 2015 with NIS 244.7 million (US$ 62.6 million) in cash and securities with no short-term debt. Net cash from operating activities in fiscal 2015 was NIS 14.3 million (US$ 3.7 million).Willi-Food's shareholders' equity at the end of December 2015 was NIS 399.7 million (US$ 102.3 million).

Use of Non-GAAP Measures
This press release provides financial measures for operating income, net income and earnings per share, which exclude expenses related to the cost of the termination agreement with the mangement companies of Mr. Zwi Williger and Mr. Joseph Williger (the "Willigers") while adding expenses related to the management services agreements described below which were previously aproved as management fees, share-based payments and bonus expenses  therefore not calculated in accordance with generally accepted accounting principles (GAAP).

Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating income, net income and earnings per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, believes it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Note regarding the termination of management service agreements with companies controlled by Zwi and Joseph Williger:

Further to the Company's announcements on November 13, 2015, the Board of Directors of the Company approved the terms of the termination of the management service agreements between the Company and companies controlled by the Willigers. On January 18, 2016 after the termination agreement was approved by the Special Meeting of Shareholders on January 13, 2016, the Willigers resigned from the Company's Board of Directors and all other positions in the Company, its subsidiaries, and Willi-Food Investments Ltd., the controlling shareholder of the Company, and were appointed by the Company's Board of Directors as Co-Presidents of the Company. On January 21, 2016, the Company announced that the Willigers were terminated from their services as Co-Presidents of the Company pursuant to the termination agreement, and they thus no longer hold any positions with the Company.

The termination agreement provides, inter alia, for certain payments, including a performance bonus of NIS 2 million, a retirement bonus of NIS 1.67 million, management fees of NIS 1.67 million during the year following the notice period, management fees during the notice period for 5.5 months, and the redemption of 90 vacation days to each of the Willigers.

Note regarding the Company’s exposure to losses due to the court-appointed trusteeship of Mega Retail Ltd. and the stay of proceedings of its subsidiary Eden Briut Teva Market Ltd.:

Further to the Company's announcements on August 18, 2015, and on November 26, 2015, the results for fiscal 2015 include a one-time reserve of NIS 3.4 million (US$ 0.9 million) reflecting the Company’s estimate of the losses it will experience due to the stay of proceedings of Mega Retail Ltd. (“Mega”), one of Israel’s largest supermarket chains, and of its subsidiary Eden Briut Teva Market Ltd. ("Eden"). On January 17, 2016, Mega entered into a stay of proceedings and trustees were appointed for the operation of Mega.

The Company’s accounts receivable related to Mega, as of December 31, 2015, totalled approximately NIS 3.9 million (US$ 1 million). This sum includes value added tax of approximately NIS 0.6 million (US$ 0.15 million) which, if not paid, would be returned to the Company by the Israel Tax Authority.

The Company’s accounts receivable related to Eden, as of the date of the Stay of Proceedings, totalled approximately NIS 0.6 million (US$ 0.2 million). This sum includes value added tax.

Note regarding the Company’s investigation by the Israel Securities Authority:

Further to the Company's announcements on February 18, 2016 and on February 23, 2016, that as a result of suspicions of certain breaches of Israeli securities laws and criminal offenses, the Israel Securities Authority (“ISA”) initiated an investigation. On February 18, 2016,  the Nasdaq Stock Market announced that trading was halted in the Company's shares at a last price of US 3.75 per share and that trading will remain halted until the Company has fully satisfied Nasdaq’s request for additional information.

Business Outlook

Mr. Gregory Gurtovoy, Chairman of Willi-Food, commented, “Our results in fiscal 2015 were negatively affected by a one-time expense related to the termination of the management service agreements between the Company and companies controlled by Mr. Zwi Williger and Mr. Joseph Williger.  However, we are very pleased to report a strong fiscal year despite the fact that the continued decline of consumption of food products by Israeli consumers as well as recent reports from Mega and Eden. We were able to sustain the level of sales and maintain gross margins of 24.0%. Our principal challenge for fiscal 2016 will be to focus on sales of higher gross margin products and in managing expenses in order to offer our products at the low prices that our customers expect. We believe we are well positioned to continue our expansion and constantly focus on looking to meet the demands of consumers for new kosher products. We believe we have the infrastructure in place and development expertise to develop and deliver these products. At the same time, we remain focused on maximizing long-term profitability and creating additional value for our shareholders.”

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on December 31, 2015, U.S. $1.00 equals NIS 3.906. The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for fiscal year ended December 31, 2015 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.
G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT
This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission on April 30, 2015. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4
	NIS		US dollars (*)
	(in thousands)
ASSETS
Current assets

Cash and cash equivalents	79,421	82,902	20,333	21,224
Financial assets carried at fair value through profit or loss	145,007	122,733	37,123	31,422
Short term deposit	20,288	19,445	5,195	4,978
Trade receivables	81,392	86,690	20,837	22,194
Other receivables and prepaid expenses	8,451	3,700	2,164	947
Inventories	34,517	48,586	8,837	12,439
Current tax assets	1,833	1,372	469	351
Total current assets	370,909	365,428	94,958	93,555

Non-current assets
Property, plant and equipment	76,040	73,826	19,468	18,901
Less -Accumulated depreciation	31,874	28,579	8,160	7,317
	44,166	45,247	11,308	11,584

Prepaid expenses	138	133	35	34
Goodwill	36	36	9	9
Deferred taxes	3,614	505	925	129
Total non-current assets	47,954	45,921	12,277	11,756
	418,863	411,349	107,235	105,311
EQUITY AND LIABILITIES
Current liabilities
Short-term bank debt	16	-	-	-
Trade payables	12,863	15,518	3,294	3,973
Employees Benefits	1,940	2,120	497	543
Other payables and accrued expenses	3,653	7,010	936	1,795
Total current liabilities	18,472	24,648	4,727	6,311

Non-current liabilities
Retirement benefit obligation	679	635	174	163
Total non-current liabilities	679	635	174	163

Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding – 13,240,913 shares at December 31, 2015; 12,974,245 shares at December 31, 2014)	1,425	1,407	365	360
Additional paid in capital	128,354	121,430	32,861	31,088
Capital fund	247	247	63	63
Retained earnings	269,883	263,039	69,095	67,341
respect of defined benefit	(197)	(57)	(50)	(15)
	399,712	386,066	102,334	98,839
	418,863	411,349	107,235	105,311

(*)	Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,		For the year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	312,514	328,741	80,009	84,163
Cost of sales	237,452	249,136	60,791	63,783

Gross profit	75,062	79,605	19,218	20,380

Selling expenses	37,294	39,696	9,548	10,163
General and administrative expenses	32,926	19,231	8,430	4,923
Other income	2,182	2,943	559	(753)
		,
Total operating expenses	68,038	55,984	17,419	14,333

Operating income	7,025	23,621	1,799	6,047

Financial income	3,363	2,794	861	716
Financial expense	978	375	250	96
Total financial income	2,385	2,419	611	620

Income before taxes on income	9,410	26,040	2,410	6,667
Taxes on income	(2,566)	(7,186)	(657)	(1,840)

Net income	6,844	18,854	1,753	4,827

Earnings per share:
Basic earnings per share	0.52	1.45	0.13	0.37

Diluted earnings per share	0.52	1.45	0.13	0.37

Shares used in computation of basic EPS	13,107,579	12,974,245	13,107,579	12,974,245

(*)	Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4
	NIS		US dollars (*)
	In thousands (except per share and share data)
CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	6,844	18,854	1,751	4,826
Adjustments to reconcile net income to net cash from operating activities (Appendix)	7,494	799	1,919	205
Net cash from continuing operating activities	14,338	19,653	3,670	5,031

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(2,994)	(8,077)	(767)	(2,068)
Proceeds from sale of property plant and Equipment	456	969	117	248
Additions to long term other receivables	-	-	-	-
Proceeds used in purchase of marketable securities, net	(22,087)	(11,777)	(5,655)	(3,015)
Proceeds from purchase of loan carried at fair value through profit or loss	-	65,400	-	16,743
Proceeds used in purchase of Short term deposit	-	(19,445)	-	(4,977)
Net cash from (used in) continuing investing activities	(24,625)	27,070	(6,305)	6,931

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank debt, net	16	(18)	4	(5)
Proceeds of Public offering, net	6,790	-	1,738	-
Net cash from used in continuing financing activities	6,806	(18)	1,742	(5)

Increase (decrease) in cash and cash equivalents	(3,481)	46,705	(891)	11,957
Cash and cash equivalents at the beginning of the year	82,902	36,197	21,224	9,267
Cash and cash equivalents of the end of the year	79,421	82,902	20,333	21,224

(*)           Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4
	NIS		US dollars (*)
	In thousands (except per share and share data)

CASH FLOWS - OPERATING ACTIVITIES:
A. Adjustments to reconcile net profit to net cash from operating activities
Depreciation and amortization	3,723	3,634	953	930
Unrealized Gain of loan carried at fair value through profit or loss	-	(100)	-	(25)
Decrease in deferred income taxes	(3,109)	(1,004)	(796)	(257)
gain from short term deposit	(843)	-	(216)	-
Capital Gain on disposal of property plant and equipment	(220)	(188)	(56)	(48)
Unrealized Loss (Gain) on marketable securities	(186)	1,908	(48)	488
Stock based compensation reserve	152	2,126	39	545
Net foreign exchange gain	-	(786)	-	(201)

Changes in assets and liabilities:
Increase (decrease) in trade receivables and other receivables	81	(6,282)	21	(1,608)
Increase in inventories	14,069	5,415	3,602	1,386
Decrease in payables and other current liabilities	(6,173)	(3,924)	(1,580)	(1,005)
	7,494	799	1,919	205

(*)           Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
UNAUDITED NON-GAAP FINANCIAL MEASURES AND RECONCILLIATION

	For the year ended December 31,		For the year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4
	NIS		US dollars (*)
	In thousands (except per share and share data)

GAAP operating income	7,025	23,621	1,799	6,047

One time effect of cost of termination agreement	13,322	-	3,412	-

Excluding expenses related to previous management services agreements	(3,289)	-	(843)	-

Non-GAAP operating income	17,058	23,621	4,368	6,047

Non-GAAP Income before taxes on income	19,443	26,040	4,979	6,667
Non-GAAP Taxes on income	(5,055)	(7,186)	(1,294)	(1,840)

Non-GAAP Net income	14,388	18,854	3,685	4,827

Non-GAAP Earnings per share:
Basic earnings per share	1.10	1.45	0.28	0.37

Diluted earnings per share	1.10	1.45	0.28	0.37

Shares used in computation of basic EPS	13,107,579	12,974,245	13,107,579	12,974,245

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Pavel Buber, Chief Financial Officer
 (+972) 8-932-1000
pavel@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.